

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

February 9, 2009

Ms. Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited
1177 West Hastings Street, Suite 2100
Vancouver, British Columbia
Canada V6E 2K3

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief